Exhibit 8.1

List of Significant Subsidiaries and Consolidated Affiliated Entities as of December 31, 2021

Name of Company	Place of Incorporation
Opera Holding AS	Norway
Kunhoo Software Ltd.	Hong Kong
Kunhoo Software AS	Norway
Opera Norway AS	Norway
Opera Software Americas LLC	USA
Opera Software Ireland Ltd.	Ireland
Opera Sweden AB	Sweden
Opera Software International AS	Norway
Opera Software Netherlands B.V.	Netherlands
Opera Software India Pvt. Ltd.	India
Opera Software Poland sp. z.o.o.	Poland
Opera Software Technology (Beijing) Co. Ltd.	China
YoYo Games Ltd.	United Kingdom
Opera Unite Pte. Ltd.	Singapore
Opesa South Africa (Pty) Ltd.	South Africa
O-Play Digital Services Ltd.	Nigeria
O-Play Kenya Ltd.	Kenya
Phoneserve Technologies Co. Ltd.	Kenya
P2C International Ltd.	United Kingdom
Opera Software Spain S.L.U.	Spain
Opera Financial Technologies Ltd.	United Kingdom
Blueboard Ltd.	Ireland
Beijing Yuega Software Tech. Srvc. Co. Ltd.	China
Blueboard International AG	Liechtenstein